UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Group Governance

17 November 2016

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited held in Brisbane, Australia on 17 November 2016 and BHP Billiton Plc held in London, United Kingdom on 20 October 2016.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom’s Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

1	To receive the 2016 Financial Statements and Reports for BHP Billiton (an ordinary resolution)	2,947,815,753	26,002,077	2,973,817,830	35,582,995	CARRIED
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)	2,974,814,310	26,624,445	3,001,438,755	7,942,553	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)	2,992,984,235	7,587,310	3,000,571,545	8,819,570	CARRIED
4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	2,956,281,034	44,149,292	3,000,430,326	8,974,331	CARRIED
5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)	2,946,333,659	53,971,014	3,000,304,673	9,097,950	CARRIED
6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)	2,966,477,843	21,546,536	2,988,024,379	21,371,103	CARRIED
7	To approve the 2016 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	2,961,724,687	32,843,292	2,994,567,979	14,415,364	CARRIED
8	To approve the 2016 Remuneration Report (a non-binding ordinary resolution)	2,918,363,462	78,162,550	2,996,526,012	12,391,694	CARRIED
9	To approve the grant to the Executive Director (an ordinary resolution)	2,902,422,882	93,150,408	2,995,573,290	13,803,863	CARRIED
10	To elect Ken MacKenzie as a Director of BHP Billiton (an ordinary resolution)	2,991,537,163	8,601,211	3,000,138,374	9,274,206	CARRIED

	Business	Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

11	To re-elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)	2,806,562,176	191,755,701	2,998,317,877	11,095,281	CARRIED
12	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)	2,750,465,258	240,530,249	2,990,995,507	19,412,610	CARRIED
13	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)	2,807,065,728	192,978,297	3,000,044,025	9,362,231	CARRIED
14	To re-elect Anita Frew as a Director of BHP Billiton (an ordinary resolution)	2,981,637,439	18,777,568	3,000,415,007	8,995,337	CARRIED
15	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)	2,931,740,226	68,998,644	3,000,738,870	8,654,182	CARRIED
16	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)	2,983,209,011	17,280,111	3,000,489,122	8,920,286	CARRIED
17	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)	2,902,304,956	89,869,906	2,992,174,862	17,206,211	CARRIED
18	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)	2,936,335,821	63,928,810	3,000,264,631	9,115,045	CARRIED
19	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)	2,925,180,891	75,094,793	3,000,275,684	9,133,480	CARRIED
20	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)	2,887,924,683	112,662,969	3,000,587,652	8,814,670	CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2016 Financial Statements and Reports for BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,544,018,585	1,423,094,745

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,497,507,196	1,407,838,380
¿	was to vote against the resolution	10,827,794	15,103,067
¿	was to abstain on the resolution	31,899,403	3,667,236
¿	may vote at the proxy’s discretion	35,683,595	153,298

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,571,211,062	1,423,521,529

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,527,407,492	1,404,863,112
¿	was to vote against the resolution	8,050,852	18,504,591
¿	was to abstain on the resolution	4,685,408	3,240,453
¿	may vote at the proxy’s discretion	35,752,718	153,826

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,432,707	1,423,455,091

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,528,722,352	1,421,733,029
¿	was to vote against the resolution	5,954,228	1,560,276
¿	was to abstain on the resolution	5,477,689	3,306,391
¿	may vote at the proxy’s discretion	35,756,127	161,786

		Limited	Plc

4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,285,097	1,423,469,738

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,525,324,546	1,389,113,261
¿	was to vote against the resolution	9,576,795	34,195,548
¿	was to abstain on the resolution	5,638,772	3,292,244
¿	may vote at the proxy’s discretion	35,383,756	160,929

5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,183,066	1,423,447,661

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,524,340,939	1,379,767,948
¿	was to vote against the resolution	10,374,198	43,524,762
¿	was to abstain on the resolution	5,738,770	3,314,320
¿	may vote at the proxy’s discretion	35,467,929	154,951

6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,567,778,724	1,413,548,364

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,527,141,224	1,396,982,575
¿	was to vote against the resolution	5,065,722	16,404,800
¿	was to abstain on the resolution	8,135,971	13,213,617
¿	may vote at the proxy’s discretion	35,571,778	160,989

7	To approve the 2016 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,568,209,291	1,420,413,285

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,514,312,437	1,406,634,932
¿	was to vote against the resolution	19,038,712	13,624,570
¿	was to abstain on the resolution	7,701,160	6,348,093
¿	may vote at the proxy’s discretion	34,858,142	153,783

		Limited	Plc

8	To approve the 2016 Remuneration Report (a non-binding ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,567,846,088	1,422,736,358

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,506,935,751	1,371,051,632
¿	was to vote against the resolution	26,208,680	51,534,105
¿	was to abstain on the resolution	8,006,465	4,025,623
¿	may vote at the proxy’s discretion	34,701,657	150,621

9	To approve the grant to the Executive Director (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,568,010,704	1,420,899,646

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,496,465,003	1,365,379,374
¿	was to vote against the resolution	37,357,775	55,367,822
¿	was to abstain on the resolution	7,895,298	5,861,149
¿	may vote at the proxy’s discretion	34,187,926	152,450

10	To elect Ken MacKenzie as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,331,572	1,423,119,365

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,528,875,333	1,420,106,729
¿	was to vote against the resolution	5,730,311	2,858,259
¿	was to abstain on the resolution	5,596,170	3,642,617
¿	may vote at the proxy’s discretion	35,725,928	154,377

11	To re-elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,569,205,192	1,422,441,793

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,395,406,341	1,370,024,407
¿	was to vote against the resolution	138,150,793	52,264,009
¿	was to abstain on the resolution	6,723,128	4,320,189
¿	may vote at the proxy’s discretion	35,648,058	153,377

		Limited	Plc

12	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,571,487,247	1,412,838,034

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,350,235,359	1,359,721,908
¿	was to vote against the resolution	185,551,969	52,960,589
¿	was to abstain on the resolution	5,436,032	13,923,948
¿	may vote at the proxy’s discretion	35,699,919	155,537

13	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,547,432	1,422,827,401

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,395,171,781	1,370,714,614
¿	was to vote against the resolution	139,691,187	51,958,510
¿	was to abstain on the resolution	5,373,986	3,934,581
¿	may vote at the proxy’s discretion	35,684,464	154,277

14	To re-elect Anita Frew as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,615,012	1,423,132,303

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,522,281,096	1,416,908,448
¿	was to vote against the resolution	12,657,264	6,071,128
¿	was to abstain on the resolution	5,310,494	3,629,679
¿	may vote at the proxy’s discretion	35,676,652	152,727

15	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,930,725	1,423,135,883

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,478,331,797	1,411,557,403
¿	was to vote against the resolution	56,868,521	11,425,803
¿	was to abstain on the resolution	4,977,489	3,626,099
¿	may vote at the proxy’s discretion	35,730,407	152,677

		Limited	Plc

16	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,678,769	1,423,136,026

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,524,052,124	1,416,916,224
¿	was to vote against the resolution	10,971,577	6,064,525
¿	was to abstain on the resolution	5,245,801	3,625,956
¿	may vote at the proxy’s discretion	35,655,068	155,277

17	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,568,236,955	1,417,302,173

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,462,045,270	1,398,364,347
¿	was to vote against the resolution	70,389,076	18,784,367
¿	was to abstain on the resolution	7,691,425	9,459,809
¿	may vote at the proxy’s discretion	35,802,609	153,459

18	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,494,701	1,423,133,368

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,477,567,616	1,416,899,552
¿	was to vote against the resolution	57,164,061	6,067,469
¿	was to abstain on the resolution	5,432,282	3,628,614
¿	may vote at the proxy’s discretion	35,763,024	166,347

		Limited	Plc

19	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,480,591	1,423,125,901

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,477,531,231	1,405,861,870
¿	was to vote against the resolution	57,278,482	17,111,538
¿	was to abstain on the resolution	5,443,735	3,636,081
¿	may vote at the proxy’s discretion	35,670,878	152,493

20	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,570,786,221	1,423,129,250

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,457,031,876	1,389,785,592
¿	was to vote against the resolution	78,123,186	33,185,945
¿	was to abstain on the resolution	5,131,264	3,632,731
¿	may vote at the proxy’s discretion	35,631,159	157,713

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 20 October 2016) are:

	Item of Business	Votes cast %*
1	To receive the 2016 Financial Statements and Reports for BHP Billiton	67.38%
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	67.40%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	67.40%
4	To renew the general authority to issue shares in BHP Billiton Plc	67.40%
5	To approve the authority to issue shares in BHP Billiton Plc for cash	67.40%
6	To approve the repurchase of shares in BHP Billiton Plc	66.93%
7	To approve the 2016 Remuneration Report other than the part containing the Directors’ remuneration policy	67.25%
8	To approve the 2016 Remuneration Report	67.36%
9	To approve the grant to the Executive Director	67.28%
10	To elect Ken MacKenzie as a Director of BHP Billiton	67.38%
11	To re-elect Malcolm Brinded as a Director of BHP Billiton	67.35%
12	To re-elect Malcolm Broomhead as a Director of BHP Billiton	66.89%
13	To re-elect Pat Davies as a Director of BHP Billiton	67.37%
14	To re-elect Anita Frew as a Director of BHP Billiton	67.38%
15	To re-elect Carolyn Hewson as a Director of BHP Billiton	67.38%
16	To re-elect Andrew Mackenzie as a Director of BHP Billiton	67.38%
17	To re-elect Lindsay Maxsted as a Director of BHP Billiton	67.11%
18	To re-elect Wayne Murdy as a Director of BHP Billiton	67.38%

19	To re-elect Shriti Vadera as a Director of BHP Billiton	67.38%
20	To re-elect Jac Nasser as a Director of BHP Billiton	67.38%

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 17, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary